UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

STONECO LTD.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except with respect to the paragraph under the heading “Announcement of Share Repurchase Program,” which shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	StoneCo Ltd. Press Release dated May 13, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 13, 2019